Pricing Term Sheet	Filed pursuant to Rule 433
dated October 22, 2009	Registration File No. 333-150368
Supplementing the Preliminary
Prospectus Supplements
dated October 19, 2009
(To Prospectus dated June 25, 2008)

GMX Resources Inc.

Concurrent Offerings of

6,950,000 Shares of Common Stock, par value $0.001 per share

(the “Common Stock Offering”)

and

$75,000,000 aggregate principal amount of

4.50% Convertible Senior Notes due 2015

(the “Convertible Senior Notes Offering”)

The information in this pricing term sheet relates only to the Common Stock Offering and Convertible Senior Notes Offering and should be read together with (i) the preliminary prospectus supplement dated October 19, 2009 relating to the Common Stock Offering, including the documents incorporated by reference therein, (ii) the preliminary prospectus supplement dated October 19, 2009 relating to the Convertible Senior Notes Offering, including the documents incorporated by reference therein, and (iii) the related base prospectus dated June 25, 2008, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration Statement No. 333-150368.

Issuer:	GMX Resources Inc., an Oklahoma corporation.

Ticker / Exchange for Common Stock:	GMXR / The NASDAQ Global Select Market (“NASDAQ”).

Trade Date:	October 22, 2009.

Settlement Date:	October 28, 2009.

Common Stock Offering

Title of Securities:	Common stock, par value $0.001 per share, of the Issuer.

Shares Offered and Sold:	6,950,000 (or a total of 7,992,500 if the underwriters’ over-allotment option to purchase up to 1,042,500 additional shares of the Issuer’s common stock is exercised in full).

Public Offering Price per Share:	$15.00 per share / approximately $104,250,000 total (or approximately $119,887,500 total if the underwriters’ option to purchase up to 1,042,500 additional shares of the Issuer’s common stock is exercised in full).

Use of Proceeds:	The Issuer expects the net proceeds to it from the Common Stock Offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Issuer, to be approximately $98.8 million (or $113.6 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Common Stock Offering together with the net proceeds from the Convertible Senior Notes Offering, to repay a portion of the outstanding indebtedness under the Issuer’s revolving bank credit facility, to repay all of the Issuer’s outstanding senior secured notes and for general corporate purposes.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to offer the shares of the Issuer’s common stock initially at the Public Offering Price per Share and to selling group members at that price less a selling concession of $0.45 per share of common stock.

The following table summarizes the compensation and estimated expenses that the Issuer will pay:

	Per Share		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by the Issuer	$0.75	$0.75	$5,212,500	$5,994,375
Expenses payable by the Issuer	$0.04	$0.03	$250,000	$250,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc.

Co-Managers:	Capital One Southcoast, Inc., Howard Weil Incorporated and Pritchard Capital Partners, LLC

Convertible Senior Notes Offering

Convertible Senior Notes:	4.50% Convertible Senior Notes due 2015.

Aggregate Principal Amount Offered:	$75,000,000 aggregate principal amount of Convertible Senior Notes (or a total of $86,250,000 aggregate principal amount of Convertible Senior Notes if the underwriters’ over-allotment option to purchase up to $11,250,000 aggregate principal amount of additional Convertible Senior Notes is exercised in full).

Public Offering Price per Note:	100% per Convertible Senior Note / $75,000,000 total (or $86,250,000 total if the underwriters’ option to purchase up to $11,250,000 aggregate principal amount of additional Convertible Senior Notes is exercised in full).

Maturity:	The Convertible Senior Notes will mature on May 1, 2015, unless earlier converted, redeemed or repurchased.

Interest Rate:	4.50% per year.

Interest Payment Dates:	Interest will accrue from the Settlement Date or from the most recent date on which interest has been paid or duly provided for. Interest will be payable semiannually in arrears on May 1 and November 1 of each year, beginning on May 1, 2010, to the person in whose name a note is registered at the close of business on April 15 or October 15, as the case may be, immediately preceding the relevant interest payment date.

NASDAQ Closing Stock Price on October 22, 2009:	$16.21 per share of the Issuer’s common stock.

Reference Price:	$15.00 per share of the Issuer’s common stock, the Public Offering Price per share in the Common Stock Offering.

Conversion Premium:	25% above the Reference Price.

Initial Conversion Price:	Approximately $18.75 per share of the Issuer’s common stock.

Initial Conversion Rate:	53.3333 shares of the Issuer’s common stock per $1,000 principal amount of the Convertible Senior Notes.

Use of Proceeds:	The Issuer expects the net proceeds to it from the Convertible Senior Notes Offering, after deducting underwriting discounts and commissions and estimated expenses of the offering payable by the Issuer, to be approximately $71.8 million (or $82.6 million if the underwriters exercise their over-allotment option in full). The Issuer intends to use the net proceeds from the Convertible Senior Notes Offering, together with the net proceeds from the Common Stock Offering, to repay a portion of the outstanding indebtedness under the Issuer’s revolving bank credit facility, to repay all of the Issuer’s outstanding senior secured notes and for general corporate purposes.

Commissions and Discounts:

The underwriters have advised the Issuer that they propose to offer the Convertible Senior Notes initially at the Public Offering Price per Note and to selling group members at that price less a selling concession of $24.00 per Convertible Senior Note.

The following table summarizes the compensation and estimated expenses the Issuer will pay:

	Per Note		Total
	Without Over- allotment	With Over- allotment	Without Over- allotment	With Over- allotment
Underwriting Discounts and Commissions paid by the Issuer	$40.00	$40.00	$3,000,000	$3,450,000
Expenses payable by the Issuer	$3.33	$2.90	$250,000	$250,000

Joint Book-Running Managers:	Credit Suisse Securities (USA) LLC and Jefferies & Company, Inc.

Co-Manager:	Capital One Southcoast, Inc.

CUSIP Number:	38011M AJ7

Redemption at the Issuer’s Option	On or after November 1, 2012 and prior to the Maturity, the Issuer may redeem for cash all, but not less than all, of the Notes if the last reported sale price of the Common Stock equals or exceeds 130% of the conversion price then in effect for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day immediately prior to the date of the redemption notice. The redemption price will equal 100% of the principal amount of the Notes to be redeemed, plus any accrued and unpaid interest, including any additional interest, to, but excluding, the redemption date. To the extent a holder converts its notes in connection with the Issuer’s election to redeem the notes, the Issuer will increase the conversion rate as set forth under “Description of Notes—Conversion Rights—Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change” in the preliminary prospectus supplement dated October 19, 2009 for the Convertible Senior Notes Offering and in accordance with the table below.

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	The following table sets forth the number of additional shares of the Issuer’s common stock by which the conversion rate will be increased for conversions in connection with a make-whole fundamental change per $1,000 principal amount of Convertible Senior Notes based on the stock price and effective date in such make-whole fundamental change:

	Stock Price
Effective Date	$15.00	$18.75	$20.00	$22.50	$25.00	$30.00	$35.00	$40.00	$50.00	$60.00	$70.00	$80.00	$90.00	$100.00
October 28, 2009	13.3334	10.0239	9.0039	7.4201	6.2577	4.6825	3.6724	2.9710	2.0592	1.4917	1.1060	0.8295	0.6244	0.4688
May 1, 2010	13.3334	9.7342	8.6991	7.1077	5.9548	4.4175	3.4492	2.7850	1.9296	1.3997	1.0393	0.7804	0.5878	0.4412
May 1, 2011	13.3334	9.0942	8.0151	6.3956	5.2599	3.8089	2.9382	2.3607	1.6358	1.1922	0.8899	0.6712	0.5072	0.3814
May 1, 2012	13.3334	8.2745	7.1297	5.4675	4.3562	3.0269	2.2897	1.8268	1.2682	0.9316	0.7012	0.5326	0.4046	0.3052
May 1, 2013	13.3334	7.0964	5.8639	4.1635	3.1133	1.9954	1.4606	1.1562	0.8090	0.6011	0.4568	0.3495	0.2668	0.2015
May 1, 2014	13.3334	5.1616	3.8318	2.1854	1.3446	0.6878	0.4817	0.3870	0.2789	0.2097	0.1603	0.1232	0.0944	0.0714
May 1, 2015	13.3334	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:

•

If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and the later effective dates, as applicable, based on a 365-day year.

•

If the stock price is greater than $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•

If the stock price is less than $15.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of the Issuer’s common stock issuable upon conversion exceed 66.6667 per $1,000 principal amount of Convertible Senior Notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of Notes—Conversion Rights—Conversion Rate Adjustments” in the preliminary prospectus supplement dated October 19, 2009 for the Convertible Senior Notes Offering.

The Issuer has filed a registration statement (including preliminary prospectus supplements each dated October 19, 2009 and an accompanying prospectus dated June 25, 2008) with the Securities and Exchange Commission, or SEC, for the offerings to which this communication relates. Before you invest, you should read the relevant preliminary prospectus supplement, the accompanying prospectus and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the offerings. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, copies may be obtained from Credit Suisse Securities (USA) LLC, Prospectus Department, One Madison Avenue, New York, New York 10010, toll-free 1 (800) 221-1037; or from Jefferies & Company, Inc., 520 Madison Avenue, New York, New York 10022, toll-free 1 (888) 449-2342.

This communication should be read in conjunction with the preliminary prospectus supplements dated October 19, 2009 and the accompanying prospectus. The information in this communication supersedes the information in the relevant preliminary prospectus supplement and the accompanying prospectus to the extent inconsistent with the information in such preliminary prospectus supplement and the accompanying prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.